

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 22, 2007

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Philip Cox
Chief Executive Officer
International Power PLC
Senator House
85 Queen Victoria Street
London EC4V 4DP, United Kingdom

Re: **Form 20-F for the year ended December 31, 2005**
        Filed June 30, 2006
        File No. 1-13644

Dear Mr. Cox:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated November 27, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Consolidated Income Statement, page F-4</u>

1.   We note your response to our prior comment number five and that you believe your three column consolidated income statement including "exceptional items" is presented in accordance with IFRS and therefore not prohibited by Item 10(e) of Regulation S-K. Your response indicates that you have presented separate headings and subtotals in order to comply with IAS 1.83 and 1.84. It appears that IAS 1.83 and IAS 1.84 allows for additional line items, descriptions and ordering to highlight financial performance but we do not believe it allows for presenting a separate income statement column excluding items of profit or loss. Additionally,

by presenting more than one measure of profit or loss, it appears that your income statement may not comply with IAS 1.81 and 1.82 and by presenting basic and diluted earnings per share excluding exceptional items, it appears your presentation may not comply with IAS 33.66. Please make revisions to your operating and financial review as necessary to remove any discussion of non-GAAP measures excluding "exceptional items".

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief